Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

December 8, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 8, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Cyclo Therapeutics, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Common Stock, par value per $0.0001 per share
Warrants to purchase Common Stock


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,


